REDCORP

SUPPL

NEWS RELEASE

May 10, 2007

News Release 07-18

Underground Development Contractor Selected for Tulsequah Mine Development

REDCORP VENTURES LTD. (RDV-TSX) and Redfern Resources Ltd. ("Redfern"), its wholly-owned subsidiary, (together the "Company"), announces that it has selected **Procon Mining and Tunneling Ltd.** (Procon) as its underground development contractor for the Tulsequah Chief Mine in northwestern B.C.

Procon has been operating as a preferred development contractor for the Canadian mining industry for the past 15 years. They are currently one of the top three mining development contractors in North America, driving approximately 25,000 m of drifts and tunnels annually. Through all of this work, Procon has earned and maintained an excellent reputation as a safe and conscientious operator.

Procon is scheduled to begin development work in the 4th quarter of 2007, and will drive approximately 2600 m of pre-production development prior to the production ramp-up, scheduled to occur in late 2008.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, metallurgical response and net smelter return valuations, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines; all of which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

NEWS RELEASE

May 10, 2007 News Release 07-17

Redcorp Expands Its Management Group

REDCORP VENTURES LTD. (RDV-TSX) and Redfern Resources Ltd. ("Redfern"), its wholly-owned subsidiary, (together the "Company"), announce the expansion of its management group by the hiring of three key individuals for the purpose of managing the construction of the Tulsequah Chief Mining Operation in 2007 and 2008.

Al Polk has been hired as **Manager, Engineering** for the Company. Al is a mining engineer with 15 years of experience in the mining industry,12 of which have been spent working for operating mines, including Myra Falls Operation, Pamour Mine, and Detour Lake. Myra Falls Operation is considered to be a very close parallel to the Tulsequah Chief in geology and scale of operations. His most recent experience has been as a Principal Consultant for Snowden Mining Group, where he has worked on numerous consulting projects in a variety of roles, including project management. Al's strengths are underground mine development and design, particularly for base metal massive sulphide operations, and project management. Al will oversee the detailed design engineering performed for the project by Wardrop Engineering and others.

Len Marcellus has been hired as **Manager, Procurement and Contracts**. Len has approximately 35 years of experience, working in numerous managerial roles including project manager, production manager, quality assurance manager, senior buyer, and operations manager. Len will manage the purchasing, expediting and contracting activities of the project's engineering and procurement group (Wardrop) and construction management group (Merit Consultants Inc.).

Bryan Lundale has been hired as **Supervisor, Occupational Health and Safety**. Bryan has 14 years of mining experience at the Cassiar and Eldorado Nuclear operations in BC and Saskatchewan. He has worked as Occupational Safety, Health and Environmental Coordinator for Indalex Limited; as Manager of Health, Safety and Environment for Dynamic Oil and Gas, Inc.; and as a Safety Consultant with SafeCon Ltd, providing safety consulting services to the oil and gas, manufacturing, construction, and service industries. Bryan's familiarity with the safety requirements of large construction projects will be invaluable for his role as the on-site Redcorp safety officer during the construction of the mining operation.

While additional personnel will be added to our group, these additions substantially complete our key management team. Working together with our engineering and construction management contractors, the Company has all necessary skills and resources to oversee the building of the Tulsequah Chief Mining Operations expected in 2007 and 2008.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

REDCORP

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, metallurgical response and net smelter return valuations, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines; all of which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

END

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775